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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*


                            HARVEY ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                                [GRAPHIC OMITTED]
                         (Title of Class of Securities)

                                    417660107
--------------------------------------------------------------------------------
                                 (Cusip Number)

               U.S. Small Business Administration, as Receiver for
                        InterEquity Capital Partners, LP
                    Attn: Charles P. Fulford, Principal Agent
                           666 11th Street, Suite 200
                             Washington, D.C. 20001
                          Telephone No.: (202) 272-2858
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 417660107                                                 Page 2 of 6
          ---------
                                      13D/A

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

       1. Name of Reporting Person:          I.R.S. Identification Nos. of above
          U.S. Small Business                persons (entities only):
          Administration,as Receiver for     EIN for InterEquity Capital
          InterEquity Capital Partners, LP   Partners, LP is : 13-3694593
--------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See
          Instructions):
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------

       3. SEC Use Only:

--------------------------------------------------------------------------------

       4. Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------

       6. Citizenship or Place of Organization:
          InterEquity Capital Partners, LP is a Delaware limited partnership

--------------------------------------------------------------------------------

Number of Shares      7.       Sole Voting Power:
Beneficially Owned             None.*
by Each Reporting
Person With
                      ----------------------------------------------------------

                      8.       Shared Voting Power: None.
                      ----------------------------------------------------------

                      9.       Sole Dispositive Power:
                               None.*
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power:
                               None.

CUSIP No. 417660107                                                 Page 3 of 6
          ---------
                                      13D/A

--------------------------------------------------------------------------------

       11. Aggregate Amount Beneficially Owned by Each Reporting Person: None.*


--------------------------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|
--------------------------------------------------------------------------------

       13. Percent of Class Represented by Amount in Row (11): None.*

--------------------------------------------------------------------------------

       14. Type of Reporting Person (See Instructions): OO

--------------------------------------------------------------------------------



* The Reporting Person assigned and transferred the 486,500 shares of Common Stock beneficially owned by the Reporting Person, as reported on the
      Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on May 3, 2006, to the United States Small Business Administration, an agency of the United States, on September 28, 2006, pursuant to the Final Order dated August 11, 2006 entered by the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452.



Item 1. Security and Issuer.

      This Amendment No. 1 amends the items of Schedule 13D ("Schedule 13D") originally filed by the undersigned with the Securities and Exchange Commission on May 3, 2006. The equity securities to which this Amendment to Schedule 13D relates is the common stock of the Issuer, $0.01 par value per share ("Common Stock"). The principal executive offices of the Issuer are located at 205 Chubb Avenue, Lyndhurst, New York 07071.

Item 2. Identity and Background.

      (a)-(c) and (f)

      The Reporting Person filing this Schedule 13D is: On April 3, 2001, the U.S. Small Business Administration was appointed as Receiver for InterEquity Capital Partners, LP ("InterEquity") pursuant to a Consent Judgment and Consent Order Granting Injunctive Relief and Appointing the U.S. Small Business Administration Receiver of Defendant entered by the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452.

CUSIP No. 417660107                                                 Page 4 of 6
          ---------
                                      13D/A

      InterEquity acquired 600 shares of 8.5% Cumulative Convertible Preferred Stock of the Issuer, each with a stated value of $1,000 ("Preferred Stock") in conjunction with the Issuer's reorganization, effective October 26, 1996. Prior to January 1, 2001, 50% of the Preferred Stock was convertible into Common Stock at a price of $6.00 per share and 50% of the Preferred Stock was convertible at $7.50 per share. Commencing on January 1, 2001, each share of Preferred Stock became convertible into shares of Common Stock at a conversion price equal to the average of the closing bid price of one share of Common Stock over the 45 trading days preceding January 1, 2001, if traded on the NASDAQ Capital Market. This new conversion price was set at $1.2333 on January 1, 2001. On September 20, 2006, the Reporting Person converted the Preferred Stock into 486,500 shares of Common Stock.

      The Reporting Person assigned and transferred the 486,500 shares of Common Stock and all legal and equitable rights and interests therein, to the United States Small Business Administration, an agency of the United States, on September 28, 2006, pursuant to the Final Order dated August 11, 2006 entered by the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452.

      The U.S. Small Business Administration is an agency created by and validly existing under the laws of the United States of America, and its principal business address is 666 11th Street, N.W., Suite 200, Washington, D.C. 20001.

      InterEquity is a limited partnership organized under the laws of the State of Delaware. InterEquity is a small business investment company licensed by the U.S. Small Business Administration. The current principal address for InterEquity Capital Partners, LP is c/o U.S. Small Business Administration,
Attn: Charles P. Fulford, Principal Agent, 666 11th Street, N.W., Suite 200, Washington, D.C. 20001.

      (d) and (e):

      During the last five years, neither the U.S. Small Business Administration, nor the authorized agent acting on behalf of the U.S. Small Business Administration, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      InterEquity is a defendant in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452. As such, InterEquity is subject to the Consent Judgment and Consent Order Granting Injunctive Relief and Appointing the U.S. Small Business Administration Receiver of Defendant entered on April 3, 2001, and the Final Order dated August 11, 2006. To the best of the Reporting Person's knowledge, InterEquity is not subject to any other proceedings that may be reportable under this Item.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      The Reporting Person assigned and transferred the 486,500 shares of Common Stock beneficially owned by the Reporting Person as reported on the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on May 3, 2006, and all legal and equitable rights and interests therein, to the United States Small Business Administration, an agency of the United States, on September 28, 2006, pursuant to the Final Order dated August 11, 2006 entered by the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452.

CUSIP No. 417660107                                                 Page 5 of 6
          ---------
                                      13D/A

Item 5. Interest in Securities of the Issuer.

      (a) None.

      (b) None.

      (c) None.

      (d) Not applicable.

      (e) The reporting person ceased to be the beneficial owner of more than 5% of the Common Stock on September 28, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as may be reported herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

      To the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between InterEquity and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.       Description of Exhibit

1.# Order dated April 3, 2001 of the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452.

2. Final Order dated August 11, 2006 of the United States District Court for the Southern District of New York in the action styled United States of America, on behalf of its agency, the U.S. Small Business Administration v. InterEquity Capital Partners, LP, Case No. 01-CIV-2452.



The exhibit which is denominated by the number sign (#) was previously filed by the Reporting Person as a part of, and is hereby incorporated by reference from, the Reporting Person's Schedule 13D filed on May 3, 2006.

CUSIP No. 417660107                                                 Page 6 of 6
          ---------
                                      13D/A

                                    SIGNATURE

      Subject to the information set forth in the Introduction hereof, after reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   December 6, 2006                     U.S. Small Business Administration,
                                             as Receiver for
                                             InterEquity Capital Partners, LP


                                             By:  /s/ Thomas G. Morris
                                                  ------------------------------
                                                  Name: Thomas G. Morris
                                                  Title:  Director, Office of
                                                  SBIC Liquidation, SBA